EXHIBIT 99.1
PRESS RELEASE

MAGAL RECEIVES $4 MILLION IN NEW CONTRACTS

YAHUD, Israel – Aug. 27th, 2014 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) announced today that it recently received a number of new contracts, amounting to more than $4 million.

One of the contracts, amounting to almost $2 million, is for a dual technology smart fence (taut wire and vibration sensors) for a homeland security application in Israel.

Magal also received approximately $500,000 in orders for its latest fiber sensor technology to secure industrial sites and sea-ports in South-East Asia and the USA.

The balance of the orders were for a mix of products and projects including the expansion of a Ramat Ha’sharon safe city project in Israel and a smart robust grid to secure water canals in a nuclear power plant located in the Far-East.

Eitan Livneh, President and CEO of Magal S3, commented: “Following our strategic acquisition of long range fiber optic PIDS technology, we are definitely seeing strong traction for this technology. I am also encouraged by the ongoing receipt of follow-on orders from our existing customers.”

About Magal S3
Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge Physical Security Information Management system (PSIM). The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:
Magal S3 Eitan Livneh, President & CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com